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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1
                                       TO

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                         NATIONAL EDUCATION CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          NICK ACQUISITION CORPORATION
                             HARCOURT GENERAL, INC.
                                    (BIDDER)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    63577110
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 ERIC P. GELLER
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               27 BOYLSTON STREET
                       CHESTNUT HILL, MASSACHUSETTS 02167
                           TELEPHONE: (617) 232-6200
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                            ------------------------

                                    Copy to:

                            ROBERT L. FRIEDMAN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000
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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on April 21, 1997 (as amended, the "Schedule 14D-1") relating to the offer by Nick Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Harcourt General, Inc., a Delaware corporation (the "Parent" or "Harcourt"), to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of National Education Corporation, a Delaware corporation (the "Company"), at a purchase price of $19.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     Item 3(b) of the Schedule 14D-1 is hereby amended and supplemented as follows:

     On April 25, 1997, Richard A. Smith, Chairman and Chief Executive Officer of Harcourt, Robert A. Smith, President and Co-Chief Executive Officer of Harcourt, John R. Cook, Senior Vice President and Chief Financial Officer of Harcourt, and Robert L. Friedman of Simpson Thacher & Bartlett, counsel to Harcourt, met with Richard C. Blum and Frederic V. Malek, members of the Board of Directors of the Company, to explore the possibility of a negotiated acquisition transaction between Harcourt and the Company. Although Mr. Richard Smith indicated a possible willingness to increase Harcourt's pending offer from $19.50 to $20.25 per Share in order to secure a negotiated transaction, Messrs. Blum and Malek indicated their doubt that the Board of Directors of the Company would endorse a revised Harcourt offer at $20.25 per Share.

     On the evening of April 29, 1997, Messrs. Richard Smith and Blum discussed further on a telephone conversation the possibility of a negotiated acquisition transaction between Harcourt and the Company at a price of, but in no event more than, $21 per Share subject to confirmatory due diligence by Harcourt.

     On April 30, 1997, several telephone conversations occurred between representatives of Harcourt and its legal advisors and representatives of the Company and its legal advisors relating to a possible negotiated acquisition transaction between Harcourt and the Company at a price of, but in no event more than, $21 per Share, subject to confirmatory due diligence by Harcourt to be completed during the following week.

     On May 1, 1997, following a meeting of the Company's Board of Directors at which the Board agreed to permit Harcourt to conduct confirmatory due diligence during the next week, Harcourt and the Company entered into a confidentiality agreement.

     On May 1, 1997, Harcourt issued a press release, the full text of which is set forth in Exhibit 11(a)(10) and incorporated herein by reference.

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ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The information in this Amendment No. 1 under Item 3 is hereby incorporated by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented to add the following:

     (a)(10) Press Release issued by the Parent on May 1, 1997.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                      HARCOURT GENERAL, INC.

                                      By:   /s/ ERIC P. GELLER
                                         ---------------------------------------
                                         Name: Eric P. Geller
                                         Title:  Senior Vice President, General

                                      NICK ACQUISITION CORPORATION

                                      By:   /s/ ERIC P. GELLER
                                         ---------------------------------------
                                         Name: Eric P. Geller
                                         Title:  Vice President and Secretary

Date: May 1, 1997
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                                 EXHIBIT INDEX

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 EXHIBIT                                                                                PAGE
   NO.                                     DESCRIPTION                                  NO.
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
11(a)(10)   Press Release issued by the Parent on May 1,1997..........................
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